

July 8, 2014

<u>Via E-mail</u>
Dominick Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, NY 11530

> **Re: Millennium Healthcare Inc.**
> **Amendment to Form 10**
> **Filed June 25, 2014**
> **File No. 000-55009**

Dear Mr. Sartorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As previously requested, please expand the disclosure to discuss all material provisions of your supply and distribution agreements.

Item 2. Financial Information

Management's discussion and analysis of financial condition and results of operations, page 18

2. We note your revised disclosure made in response to prior comment 2. To enhance the investors' understanding of your financial position and liquidity, please include an aging schedule of your accounts receivable at each of the balance sheet dates and the

information for provision for doubtful accounts as required by Rule 12-09 of Regulation S-X. Please also ensure you include the additional disclosure in your future Exchange Act filings.

Note 6 - Fair Value Measurements, page 70

Note 9 – Fair Value Measurements, page 98

3. We note your response to prior comment 4. Please disclose the following items in your footnote:

   a) A description of the valuation technique(s) and inputs used in estimating the fair value measurements categorized within Level 3 of the fair value hierarchy as required by FASB ASC 820-10-50-2(bbb); and

   b) A reconciliation from the beginning balances to the ending balances of all your fair value measurements categorized within level 3 of the fair value hierarchy. We refer you to the guidance at FASB ASC 820-10-50-2(c).

   Please also ensure you include the additional disclosure in your future Exchange Act filings.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Suying Li, at (202) 551-3335, or Rufus Decker, at (202) 551- 3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Andrea Cataneo, Esq.